UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

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Commission File Number: 001-36140

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58.com Inc.

Building 105, 10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

58.com Announces Changes to Board and New Chief Strategic Officer

58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, announced changes to its board of directors (the “Board”) and appointment of new Chief Strategic Officer.

58.com has appointed Ms. Lily Li Dong and Mr. Robert Frank (Bob) Dodds, Jr. as independent directors, effective on April 13, 2020. The Board reviewed their independence and determined that they satisfied the “independence” requirements under applicable rules and regulations. Ms. Dong will serve on the audit committee and nominating and corporate governance committee of the Board, and Mr. Dodds on the compensation committee of the Board. Mr. Frank Lin has tendered his resignation as a director on the Board and a member of all the committees of the Board.

Ms. Lily Li Dong is an independent non-executive director, a member of the audit committee, the remuneration committee and the nomination committee of YiXin Group, a company listed on Hong Kong Stock Exchange. Ms. Dong joined YiXin Group in June 2017 and was appointed as independent non-executive director in November 2017. From August 2015 to June 2017, Ms. Dong was the chief financial officer of eDaijia, an online designated driver service provider. Prior to that, she served as chief financial officer at RDA Microelectronics, Inc., a fabless semiconductor company previously listed on Nasdaq Global Select Market, from November 2007 to July 2015, and was its director from January 2014 to July 2015. Prior to that, Ms. Dong worked for Hewlett-Packard in China since 1992, and was the Finance Operations Manager of Hewlett-Packard Technology (Shanghai) Co., Ltd. when she left in 2005. Ms. Dong received her bachelor’s degree in economics from the Nanjing University of Sciences and Technology, and her executive master’s degree in business administration from China Europe International Business School.

Mr. Robert Frank (Bob) Dodds, Jr. is the founder and managing director of DRP Capital Limited, an investment banking firm that provides cross-border mergers and acquisitions advisory services. Mr. Dodds has lived and worked in Beijing, Shanghai and Hong Kong for over 20 years. Prior to founding DRP Capital in 2009, Mr. Dodds was managing director and Head of Mergers and Acquisitions, China for the Global Investment Banking Division of HSBC Holdings PLC. Before joining HSBC in 2004, Mr. Dodds was a vice president at China International Capital Corporation Limited where he was responsible for M&A and participated in IPOs and equity placement of major Chinese companies. Mr. Dodds also serves on the board of Guangdong Fuxin Technology Co., Ltd. Mr. Dodds received his bachelor’s degree in political science and international relations from Columbia University and his J.D. and M.S.F.S. degrees from Georgetown University.

Mr. Xiaohua Chen has resigned as Chief Strategic Officer of 58.com so that he can focus on the business operations of 58 Home in his capacity as the chief executive officer of 58 Home. Mr. Hao Zhou has been appointed as the new Chief Strategic Officer, while he continues to serve as the President of International Business of 58.com and head of investor relations.

“I would like to express my greatest and most sincere appreciation to Mr. Frank Lin and Mr. Xiaohua Chen for their contribution to 58.com”, commented Michael Yao, Chairman and Chief Executive Officer of 58.com, “Frank has been on the board since 2010 and an extremely valuable member of the board on the strategy and corporate governance of the company. Mr. Xiaohua Chen joined the company in 2007 and has worked alongside me as an instrumental figure all these years. His passion, vision and leadership have laid great foundations of what 58.com has accomplished today. I extend my best wishes to both of them in their future endeavor, as well as the continuous success of 58 Home under the leadership of Mr. Xiaohua Chen. Also, I would like to welcome Ms. Lily Dong and Mr. Bob Dodds joining our Board and the committees as independent directors and congratulate Mr. Hao Zhou on the CSO appointment. They come with tremendous industry knowledge and experience. The addition of Ms. Dong and Mr. Dodds also enhances our board diversity. The Board and I are looking forward to working with them in the future.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

58.com Inc.

By	:	/s/ Wei Ye
Name	:	Wei Ye
Title	:	Chief Financial Officer

Date: April 14, 2020